Exhibit 1

For Immediate Release

Pointer Telocation Announces

Fleet Management Contract with Fibria in Brazil

Rosh HaAyin, Israel, February 7th, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced winning of an important fleet management contract in Brazil.

Fibria (NYSE: FBR) is a publically listed Brazilian company and the world’s leading producer of hardwood pulp. Its Três Lagoas unit in Mato Grosso do Sol, deployed Pointer’s Salvador telemetry solution, to manage truck drivers transporting wood to the manufacturing plant.

Pointer’s device installed in vehicles analyzes speed, engine RPM and various other vehicle information, acting to keep the drivers driving within a predefined range. The solution also positively impacts maintenance schedules, improves safety by compelling drivers to maintain speed limits, and enables fuel savings as well as lower emissions. Over seventy parameters are analyzed and combined to improve driving habits.

Alan Charles Brehmer, Forest Logistics Manager at Fibria in Mato Grosso do Sol, commented, “We are very happy to be working with Pointer Brazil and we are already seeing a return on our investment. The solution has resulted in savings in fuel consumption, with the corresponding reduction in the emission of greenhouse gases. We look forward to continue working with Pointer in improving our transportation processes and efficiencies.”

Commented David Mahlab, CEO of Pointer, “Fibria is an important and leading global producer of pulp for paper manufacture, and we are very pleased to play an active role in increasing the efficiencies of their complex transportation logistics. We have seen a strong improvement and ongoing interest in our services in the Brazilian market over the past few years and we look forward to further expanding our operations in this key region for Pointer.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Contact

Yaniv Dorani, Chief Financial Officer	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com